Exhibit 99.4

YOUR COMMUNICATIONS SIGNS CONTRACT WITH NORTHWEST REGIONAL DEVELOPMENT AGENCY

3 August 2004

Your Communications, the telecommunications business of United Utilities PLC, has signed a £17 million contract with the Northwest Regional Development Agency (NWDA) to provide broadband access to residential customers, businesses and public sector organisations in Cumbria and North Lancashire.

Your Communications is already well established in providing fibre network installations for major public and government sector initiatives in the region. In 2003 the company designed a bespoke data network infrastructure for Lancaster University in order to provide high-speed connectivity between different academic centres in the region enabling the University to take part in large-scale science research projects. Your Communications provide a fully managed service to the University.

As well as utilising Your Communications’ existing network, the project requires United Utilities to build and operate new telecoms infrastructure in Cumbria and North Lancashire, the cost of which will be fully funded by NWDA. As part of the deal it is proposed that customers will be offered broadband connectivity through upgrades to local telephone exchanges, broadband wireless access sites and multi-point wireless systems in the region.

When this project is completed in 2005, broadband connectivity will be available for up to 95% of businesses, public sector organisations and households in Cumbria and North Lancashire. This equates to around 450 public buildings, 19,000 businesses and 258,000 households.

Chief Executive of United Utilities, John Roberts, said:

“This deal, secures and enhances Your Communications’ competitive position in Cumbria and North Lancashire and further develops our network density in the Northwest of England.”

United Utilities’ contacts:

John Roberts, Chief Executive	+44 (0)1925 237000
Simon Batey, Finance Director	+44 (0)1925 237000

Simon Bielecki, Investor Relations Manager	+44 (0)1925 237033
Evelyn Brodie, Head of Corporate and Financial Communications	+44 (0)20 7307 0309